CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,618,000	$303.95

Pricing supplement no. 1019 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 39-A-V dated August 7, 2009	Registration Statement No. 333-155535 Dated December 22, 2010 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $2,618,000 Buffered Return Enhanced Notes Linked to the iShares® MSCI EAFE Index Fund due June 29, 2012

General

  The notes are designed for investors who seek a return of twice the appreciation of the iShares® MSCI EAFE Index Fund (the “Index Fund”), up to a maximum total return on the notes of 16% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index Fund declines by more than 10%, be willing to lose up to 90% of their principal. Any payment on the notes is subject to the credit risk of JP Morgan Chase & Co.
  Senior unsecured debt obligations of JPMorgan Chase & Co. maturing June 29, 2012†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on December 22, 2010 and are expected to settle on or about December 28, 2010.

Key Terms

Index Fund:	The iShares® MSCI EAFE Index Fund (“EFA”)
Upside Leverage Factor:	2
Payment at Maturity:

If the Final Share Price is greater than the Initial Share Price, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Fund Return multiplied by 2, subject to the Maximum Total Return on the notes of 16% at maturity. For example, if the Index Fund Return is equal to or greater than 8%, you will receive the Maximum Total Return on the notes of 16%, which entitles you to a maximum payment at maturity of $1,160 for every $1,000 principal amount note that you hold. Accordingly, if the Index Fund Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +($1,000 × Index Fund Return × 2)

If the Final Share Price is equal to or less than the Initial Share Price by up to 10%, you will receive the principal amount of your notes at maturity.

If the Final Share Price is less than the Initial Share Price by more than 10% you will lose 1% of the principal amount of your notes for every 1% that the Index Fund declined beyond 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Index Fund Return + 10%)]
If the Final Share Price is less than the Initial Share Price by more than 10% you would lose up to $900 per $1,000 principal amount note at maturity.
Buffer Amount:	10%, which results in a minimum payment at maturity of $100 per $1,000 principal amount note.
Index Fund Return:	The performance of the Index Fund from the Initial Share Price to the Final Share Price, calculated as follows: Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date, which was $57.75, divided by the Share Adjustment Factor.
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date.
Share Adjustment Factor:

1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes – Payment at Maturity” and “General Terms of Notes – Anti-Dilution Adjustments” in the accompanying product supplement no. 39-A-V for further information about these adjustments.

Observation Date†:	June 26, 2012
Maturity Date†:	June 29, 2012
CUSIP:	48124A3X3
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-A-V.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 39-A-V and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement no. 39-A-V or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$18.17	$981.83

Total	$2,618,000	$47,569.06	$2,570,430.94

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $18.17 per $1,000 principal amount note and, with respect to $1,932,000 aggregate principal amount of notes, will use a portion of that commission to pay selling concessions to other unaffiliated or affiliated dealers of $2.00 per $1,000 principal amount note. For the remainder of the notes sold in this offering, the other dealers will forgo all of their selling concessions.  This commission includes the projected profits that our affiliates expect to realize, some of which will be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution" beginning on page PS-166 of the accompanying product supplement no. 39-A-V.

The agent for this offering, JPMS, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

December 22, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-V dated August 7, 2009. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated November 30, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-A-V, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC’s website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 39-A-V dated August 7, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209003175/e36256_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC’s website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Fund Return by 2, up to the Maximum Total Return on the notes of 16%. Accordingly, the maximum payment at maturity will be $1,160 for every $1,000 principal amount note. Because the notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Final Share Price is less than the Initial Share Price by up to 10%. If the Final Share Price declines by more than 10%, as compared to the Initial Share Price, for every 1% decline of the Final Share Price beyond 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $100 for each $1,000 principal amount note.
  DIVERSIFICATION OF THE iSHARES® MSCI EAFE INDEX FUND — The iShares® MSCI EAFE Index Fund is an exchange-traded fund of iShares Trust, which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI EAFE Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian (Australian and Asian), and Far Eastern markets, as measured by the MSCI EAFE® Index, which we refer to as the Underlying Index. The Underlying Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected countries in Europe, Australasia and the Far East. For additional information about the Index Fund, see “The iShares® MSCI EAFE Index Fund” in the accompanying product supplement no. 39-A-V.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-A-V. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as “open transactions”. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated either as subject (in whole or in part) to the “constructive ownership transaction” rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), as discussed in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-A-V, or as “contingent payment debt instruments.”

  A “constructive ownership transaction” includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Index Fund (the “Underlying Shares”)). Under the “constructive ownership” rules, if an investment in the notes is treated as a “constructive ownership transaction,” any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income to the extent such gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Code) of the U.S. Holder, determined as if the U.S. Holder had acquired the Underlying Shares on the original issue date of the note at fair market value and sold them at fair market value on the maturity date (if the note was held until the maturity date) or on the date of sale or exchange of the note (if the note was sold or exchanged prior to the maturity date) (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale, exchange, settlement or maturity of the note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, settlement or maturity of the note).

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the iShares® MSCI EAFE Index Fund	PS-1

Although the matter is not clear, there exists a risk that an investment in the notes will be treated as a “constructive ownership transaction.” If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each note will equal the excess of (i) any long-term capital gain recognized by the U.S. Holder in respect of a note over (ii) the “net underlying long-term capital gain” such U.S. Holder would have had if such U.S. Holder had acquired a number of the Underlying Shares at fair market value on the original issue date of the note for an amount equal to the “issue price” of the note and, upon the date of sale, exchange, settlement or maturity of the note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the note). Accordingly, U.S. Holders should consult their tax advisors regarding the potential application of the “constructive ownership” rules.

Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Subject to certain assumptions and representations received from us, the discussion in this section entitled “Capital Gains Tax Treatment”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund or any of the equity securities held by the Index Fund. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-A-V dated August 7, 2009.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee the full return of the principal amount of your notes. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Index Fund Return is positive or negative. Your investment will be exposed to loss if the Final Share Price is less than the Initial Share Price by more than the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 16%, regardless of the appreciation in the Index Fund, which may be significant.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Index Fund, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Index Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by the Index Fund denominated in each such currency. If, taking into account such weighting, the U.S. dollar

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the iShares® MSCI EAFE Index Fund	PS-2

  strengthens against such currencies, the value of the Index Fund will be adversely affected and the payment at maturity of the notes may be reduced.
  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although shares of the Index Fund are listed for trading on NYSE Arca, Inc. (“NYSE Arca”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, the Index Fund is subject to management risk, which is the risk that the strategy of BlackRock Fund Advisors (“BFA”), the Index Fund’s investment advisor, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, BFA may select up to 10% of the Index Fund’s assets to be invested in securities not included in its Underlying Index but which BFA believes will help the Index Fund track its Underlying Index, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BFA. Any of such actions could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE INDEX FUND AND THE MSCI EAFE® INDEX — The Index Fund does not fully replicate the MSCI EAFE® Index, may hold securities not included in the Underlying Index and will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or equity securities held by the Index Fund or included in the Underlying Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price per share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index Fund;
    the time to maturity of the notes;
    the dividend rate on the equity securities held by the Index Fund;
    interest and yield rates in the market generally as well as in each of the markets of the equity securities held by the Index Fund;
    the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor;
    a variety of economic, financial, political, regulatory and judicial events that affect the equity securities held by the Index Fund or the stock markets generally;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the Index Fund trade and the correlation between those rates and the prices of shares of the Index Fund; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the iShares® MSCI EAFE Index Fund	PS-3

What Is the Total Return and Payment on the Notes at Maturity Assuming a Range of Performance for the Index Fund?

The following table illustrates the hypothetical total return at maturity and hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns and hypothetical payments at maturity set forth below reflect the Upside Leverage Factor of 2, the Buffer Amount of 10% and the Maximum Total Return on the notes of 16% and assume an Initial Share Price of $58.00 (which is not the actual Initial Share Price applicable to the notes). The hypothetical total returns and hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual total returns or payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

The following graph demonstrates the hypothetical total return on the notes at maturity for a sub-set of the Index Fund Returns detailed on the previous page (-30% to 30%). Your investment may result in a loss of up to 90% of your principal at maturity.

Buffered Return Enhanced Notes Linked to the iShares® MSCI EAFE Index Fund
Total Return at Maturity

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the iShares® MSCI EAFE Index Fund	PS-4

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $58.00 to a Final Share Price of $60.90. Because the Final Share Price of $60.90 is greater than the Initial Share Price of $58.00 and the Index Fund Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 16%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5% × 2) = $1,100

Example 2: The closing price of one share of the Index Fund decreases from the Initial Share Price of $58.00 to a Final Share Price of $55.10. Because the Final Share Price of $55.10 is less than the Initial Share Price of $58.00 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The closing price of one share of the Index Fund decreases from the Initial Share Price of $58.00 to a Final Share Price of $40.60. Because the Final Share Price of $40.60 is less than the Initial Share Price of $58.00 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-30% + 10%)] = $800

Example 4: The closing price of one share of the Index Fund increases from the Initial Share Price of $58.00 to a Final Share Price of $63.80. Because the Final Share Price of $63.80 is greater than the Initial Share Price of $58.00, and the Index Fund Return of 10% multiplied by 2 exceeds the Maximum Total Return of 16%, the investor receives a payment at maturity of $1,160 per $1,000 principal amount note, the maximum payment on the notes.

Example 5: The closing price of one share of the Index Fund decreases from the Initial Share Price of $58.00 to a Final Share Price of $0.00. Because the Final Share Price of $0.00 is less than the Initial Share Price of $58.00 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $100 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 × (-100% + 10%)] = $100

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI EAFE Index Fund based on the weekly closing price of one share of the Index Fund from January 7, 2005 through December 17, 2010. The closing price of one share of the Index Fund on December 22, 2010 was $57.75. We obtained the Index Fund closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices set forth in the graph below have been adjusted for a 3-for-1 stock split that went effective on June 9, 2005. The historical closing prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price per share of the Index Fund on the Observation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligations under the notes. In accordance with NASD Rule 2720, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the iShares® MSCI EAFE Index Fund	PS-5